SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Fox Entertainment Group, Inc.

(Name of Subject Company)

Fox Entertainment Group, Inc.

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.01 Par Value

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard I. Beattie, Esq.

Charles I. Cogut, Esq.

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement (this “Statement” or this “Schedule 14D-9”), filed on January 24, 2005 by Fox Entertainment Group, Inc., a Delaware corporation (“Fox”).

Item 8. Additional Information

Item 8 is hereby supplemented by adding the following text after the last paragraph of the Schedule 14D-9 (as amended):

Results of the Offer

At 12:00 Midnight, New York City time on March 18, 2005, the Offer expired, as scheduled. On March 21, 2005, News Corporation announced that the exchange agent for the Offer has advised that a total of 414,889,385 Fox Class A Shares have been tendered in the Offer (including 5,252,826 shares subject to guarantees of delivery) and that all such shares have been accepted for exchange. After giving effect to the acquisition of shares tendered (including shares subject to guarantees of delivery), and taking into account shares already owned by News Corporation or its subsidiaries, News Corporation reports that it indirectly owns approximately 98.8% of the outstanding equity of Fox.

News Corporation also announced on March 21, 2005, that Fox Acquisition Corp, a direct wholly owned subsidiary of News Corporation, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware stating that Fox will be merged with and into Fox Acquisition Corp such that the surviving corporation will be a wholly owned direct subsidiary of News Corporation. In this short-form merger, each remaining share of Fox Class A common stock, other than those owned by News Corporation or its subsidiaries, will be converted into 2.04 shares of News Corporation Class A common stock, subject to the rights of Fox’s remaining stockholders to seek appraisal under Delaware law. Please refer to “Item 8. Additional Information—Appraisal Rights” in this Statement for more information on the appraisal rights of holders of Class A Shares in connection with this merger.

A copy of the press release issued by News Corporation announcing completion of the Offer is filed as an exhibit to this Statement.

Item 9. Exhibits.

Exhibit No.		Description

(a	)(48)	Press release issued by News Corporation on March 21, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on March 21, 2005)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/s/ CHRISTOS M. COTSAKOS
Name:	Christos M. Cotsakos
Title:	Director and Member of the Special Committee*

Dated: March 21, 2005

*—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit